December 21, 2018

Deborah Choate
Chief Financial Officer
Sequans Communications S.A.
15-55 Boulevard Charles de Gaulle
92700 Colombes, France

       Re: Sequans Communications S.A.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 12, 2018
           File No. 001-35135

Dear Ms. Choate:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your auditor's opinion refers to International Financial Reporting Standards
      ("IFRS") as endorsed by the European Union ("EU") while Note 2 to the financial statements state that your financial statements have been prepared in accordance with
      IFRS as issued by the International Accounting Standards Board ("IASB"). Please
      amend the filing to include an auditor's report that opines on your financial statements prepared in accordance with IFRS as issued by the IASB. Please note that your auditor may opine on compliance with both IFRS as issued by the IASB and IFRS as endorsed in the EU, if there is no difference. Refer to Item 17(c) of Form 20-F.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Deborah Choate
Sequans Communications S.A.
December 21, 2018
Page 2

       You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameDeborah Choate                         Sincerely,
Comapany NameSequans Communications S.A.
                                                         Division of
Corporation Finance
December 21, 2018 Page 2                                 Office of Electronics
and Machinery
FirstName LastName